UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5953U102

	1.	Names of Reporting Persons. CNshangquan Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0%
	14.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. G5953U102

	1.	Names of Reporting Persons. Cnshangquan E-Commerce Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

3

CUSIP No. G5953U102

	1.	Names of Reporting Persons. Sanpower Group Co., Ltd
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

4

CUSIP No. G5953U102

	1.	Names of Reporting Persons. Yafei Yuan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) IN

5

This Amendment No.5 to Schedule 13D (this “Amendment No. 5”) is filed jointly by Cnshangquan E-Commerce Co., Ltd. (the “Investor”), a company incorporated in the PRC, CNshangquan Limited (the “Investor Shareholder”), a wholly-owned subsidiary of the Investor incorporated in the British Virgin Islands, Sanpower Group Co., Ltd, a company incorporated in the PRC (“Sanpower”) and Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”, and together with the Investor, the Investor Shareholder and Sanpower, the “Reporting Persons”).

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on May 29, 2014 (the “Original Schedule”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”), which Original Schedule was subsequently amended by Amendment No. 1 filed on July 22, 2015 (“Amendment No. 1”), Amendment No. 2 filed on October 27, 2015 (“Amendment No. 2”), Amendment No. 3 filed on December 17, 2015 (“Amendment No. 3”), and Amendment No. 4 filed on December 23, 2015 (“Amendment No. 4”) (the Original Schedule as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 12, 2016, an extraordinary general meeting of the shareholders of the Issuer was held at 10:00 a.m. (Beijing time), at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On April 14, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of April 14, 2016, pursuant to which the Merger became effective on April 14, 2016 (the “Effective Time”). As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs was cancelled in exchange for the right to receive US$4.00 (less US$0.05 per ADS cancellation fee) in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Investor Shareholder and ChinaEquity Holdco (collectively, the “Rollover Shareholders”) that were rolled over (the “Rollover Shares”), or held by Parent, the Company or any of their subsidiaries, which were cancelled and ceased to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the Merger, all of the Rollover Shares were cancelled without payment of any consideration in exchange for the right of the Rollover Shareholders to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement, ChinaEquity Holdco Support Agreement and CNshangquan Support Agreement.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d) – (e) Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 14, 2016

CNSHANGQUAN LIMITED

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

CNSHANGQUAN E-COMMERCE CO., LTD.

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

SANPOWER GROUP CO., LTD

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

YAFEI YUAN

By:	/s/ Yafei Yuan
Name:	Yafei Yuan

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